EXHIBIT 99.1

 DJSP Enterprises, Inc. Reports Revenue of $189.8 Million and Adjusted Net Income for Nine Months Ending September 30, 2009 of $32.4 million

Quarterly Revenues Increase 44% and YTD Revenues Increase 29% Year over Year

PLANTATION, Fla., February 10, 2010 /PRNewswire-FirstCall/ -- DJSP Enterprises, Inc. (NASDAQ: DJSP, DJSPW, DJSPU), one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced financial results for the three and nine month periods ending September 30, 2009 for its recently acquired processing operations. The operating results discussed in this press release reflect the separate operations of the acquired business for the periods presented on an adjusted basis, each of which occurred prior to the closing of the Business Combination with Chardan 2008 China Acquisition Corp on January 15, 2010.

 Third Quarter Financial Highlights

•	Revenue for the quarter increased 44% to $73.0 million from $50.6 million in last year's comparable period. For nine months, revenue increased 29% year over year to $189.8 million.

•	Adjusted Net income was $ million in the third quarter. For the nine month period, adjusted net income was $32.4 million or $1.65* per share .

•	Adjusted EBITDA for the third quarter was $16.4 million, and for the nine months was $50.7 million.

*Calculated using treasury stock method assuming a common share price of $8.14; Assumes 19.62  million shares outstanding; Assumes adjusted net income for nine months ended September 30, 2009 of $32.4 million.

Subsequent to Quarter End

Chardan 2008 China Acquisition Corp. closed its business combination with DAL Group, LLC on January 15, 2010 and changed its name to DJSP Enterprises, Inc. and its NASDAQ symbols to DJSP, DJSPU and DJSPW.

Third Quarter Results for Processing Operations

Net revenue from operations for the three months ended September 30, 2009 increased $22.4 million, or 44%, to $73.0 million from $50.6 million in last year's comparable period. The revenue improvement resulted from an increase in the number of mortgage foreclosures taking place in the Company’s principal market, Florida, as well as the expansion of REO (bank-owned) activities.  During the three months ended September 30, 2009, revenue from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $4.9 million, or 21%, to $28.0 million, compared to $23.1 million for the same period last year. Our REO liquidation business, which emanates from a single customer, became an increasingly significant source of revenue during the quarter, generating $3.0 million in revenue, with approximately an 88% gross margin.  Revenue for the same three months of 2008 was $1.2 million. Going forward, management intends to offer both REO closing and liquidation services to additional customers as a means of increasing revenues and profits. The remainder of the increase in revenue was due to increased client-reimbursed costs.

Adjusted net income increased to $10.4 million for the three months ended September 30, 2009.

Year-to-Date Results

Net revenue for the nine months ended September 30, 2009 increased $43.4 million, or 29%, to $189.8 million from $146.3 million in last year's comparable period. The revenue improvement resulted from an increase in the number of mortgage foreclosures taking place in the Company’s principal market, Florida, as well as the expansion of REO activities, which increased approximately 208% to $7.9 million compared with $2.5 million in the same period in 2008. Revenues from mortgage foreclosure related services, net of revenue from client reimbursements, increased by $11.8 million, or 15%, to $89.0 million, compared to $77.2 million for the same period last year.  Revenues from our REO liquidation business increased by $5.4 million, or 208% to $7.9 million, compared to $2.5 million for the same period last year. The remainder of the increase in revenue reflected increased amounts due for client-reimbursed costs.

During the first nine months of fiscal 2009, the Company’s adjusted net income increased to $32.4 million.

The Company generated $41.8 million in cash from operating activities in the nine months ended September 30, 2009, compared to $38.9 million in the nine months ended September 30, 2008.

David J. Stern, Chairman and Chief Executive Officer of DJSP Enterprises commented, “DJSP delivers unparalleled customer service by combining unique mortgage and foreclosure expertise with highly automated electronic processing. This efficiency has historically enabled us to significantly grow both our top and bottom-line results.  As a public company we will be able to leverage our expertise, diversify our service offerings, and expand geographically in order to accelerate our growth and enhance our client relationships. Going forward, we are particularly excited about our REO business which will become an increasingly significant source of revenue and income growth in the coming years.”

Management Guidance:

The Company reaffirms its previously announced guidance of approximately $42 million in adjusted net income and $67.8 million in adjusted EBITDA for Calendar 2009.  For 2010, the Company expects to report adjusted net income of  approximately $49 million and adjusted EBITDA of approximately $80.6  million, excluding any one time transaction expenses associated with the Business Combination.

Conference call Information:

Management will conduct a conference call at 9:30 a.m. Eastern Time on Wednesday, February 10, 2010, to discuss the third quarter 2009 results.  To participate in the live conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1-877-941-1430. International callers should dial 1-480-629-9667. When prompted by the operator, mention conference ID 4224362.

If you are unable to participate in the call at this time, a replay will be available for one week starting on Wednesday, February 10, 2010, at 12:30 p.m. Eastern Time. To access the replay, dial 1-800-406-7325 or 1-303-590-3030.  Please use passcode 4224362. The call will also be accompanied live by webcast over the Internet and accessible at http://viavid.net/dce.aspx?sid=000070E6.

About DJSP Enterprises, Inc.
DJSP is one of the largest providers of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A. whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1,000 employees and contractors and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for the U.S. operation

Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its report on Form 20-F for the period ended December 31, 2008 and the Form 6-K filed with the SEC on December 29, 2009 containing the proxy statement relating to the Business Combination which was mailed to shareholders of the Company, in particular, those listed under “Risk Factors.” The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Non-GAAP Financial Measures
The financial information and data contained in this press release are unaudited and do not conform to the SEC's Regulation S-X.. This press release includes certain estimated financial information and forecasts presented as pro forma financial measures that are not derived in accordance with generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. Management believes that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of the acquired business. Our Non-GAAP financial measures may not be comparable to similarly titled pro forma measures reported by other companies. Such measures are not recognized terms under U.S. GAAP, and should be considered in addition to, and not as substitutes for, or superior to, operating income, cash flows, revenues, or other measures of financial performance prepared in accordance with generally accepted accounting principles. Such measures are not a completely representative measure of either the historical performance or, necessarily, the future potential of the Company.

Adjusted EBITDA - The adjusted EBITDA measure presented consists of income (loss) from continuing operations before (a) interest expense, net; (b) income tax expense; (c) depreciation and amortization; and (d) non-recurring income and/or expense.  The Company is providing adjusted EBITDA, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted EBITDA helps the Company to evaluate and compare its performance on a consistent basis with the lower operating cost structure that will be in place after consummation of the  Business Combination.  In the calculation of adjusted EBITDA, the Company excludes from expenses the compensation paid to the Company's Founder that exceeds the base compensation that he will be entitled to receive after completion of the Business Combination, as well as the payroll taxes associated with such compensation, non-recurring travel expenses incurred on behalf of the Founder and other benefits received in prior periods that will not be permitted in following the closing of the Business Combination.

Adjusted EBITDA is a non-GAAP measure that has limitations because it does not include all items of income and expense that affect the operations of the Company. In addition, it should be noted that companies calculate adjusted EBITDA differently and, therefore, adjusted EBITDA as presented for us may not be comparable to the calculations of adjusted EBITDA reported by other companies.

Adjusted Net Income - The Company is providing adjusted Net Income, a non-GAAP financial measure, along with GAAP measures, as a measure of profitability because adjusted Net Income helps the Company to evaluate and compare its past performance on a consistent basis with the taxable structure that will be in place after consummation of the transaction, reflecting the effects of that taxable structure on profitability.  In the calculation of adjusted Net Income, the Company deducts the Depreciation and Amortization amounts to the Adjusted EBITDA calculation and then subtracts the income tax expense, calculated at the expected 'going forward' tax rate of 35% from such figure.  Adjusted Net Income per share is calculated by dividing adjusted Net Income by the number of ordinary shares outstanding using the treasury stock method.

A reconciliation of adjusted EBITDA and adjusted Net Income is not provided below for 2009 and 2010 because the exact amount of the adjustments described  in this section are not currently determinable, in particular adjustments to the services fee due to processing, interest, depreciation and amortization.

The following tables provide reconciliations of net income (US GAAP)  to Adjusted EBITDA (Non-GAAP) and adjusted Net Income (Non-GAAP)

	9 Months Ended	3 Months Ended	3 Months Ended
	30-Sep-09	30-Sep-09	30-Sep-08

Net Income	$40,598,406	$13,143,565	$5,544,308

Adjustment
Adj. to Fee to Processing	2,372,633	1,331,194	4,663,450
Officers' Salaries	2,230,000	60,000	2,170,000
Non-Recurring Travel	2,191,547	734,490	894,811
Other Non-Recurring Salary & Benefits	1,519,971	-107,875	1,597,894
Payroll Tax	21,606	-1,564	23,169
Interest, Depreciation & Amortization	970,957	369,536	510,156
Other Income (Expense)	836,229	836,229	592,200
Total Adjustments	10,142,943	3,222,010	10,451,680

Adjusted EBITDA	$50,741,349	$16,365,575	$15,995,988

Adjustments to Reconcile Pro-Forma Net Income
Interest, Depreciation & Amortization	970,957	369,536	369,536
Other Income (Expense)	-	-	-
Tax (Estimated at 35%)	17,419,637	5,598,614	5,469,258
Total Adjustments	18,390,594	5,968,150	5,838,794

Adjusted Net Income	$32,350,755	$10,397,425	$10,157,194

Company Contact:
David J. Stern
Chairman and CEO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 1113
Email: dstern@dstern.com

or

Kumar Gursahaney
Executive Vice President and CFO
DJSP Enterprises, Inc.
Phone: 954-233-8000, ext. 2024
Email: kgursahaney@dstern.com

Investor Contact:
Hayden IR
Cameron Donahue
Phone: 651-653-1854
Email: Cameron=@haydenir.com

–tables follow–

The financial results contained in the attached tables are not necessarily indicative of the operations of the business following the closing, in particular because the processing operations were not subject to income taxes prior to the closing of the Business Combination, certain private company expenses and compensation included in the reported operating results will not continue post-closing and varied materially from period to period, reported results do not include interest expenses associated with the Business Combination financing and the reported results have not been adjusted for the noncontrolling interest resulting from the Business Combination.

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
UNAUDITED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2009

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)
COMBINED CARVE OUT BALANCE SHEETS

	September 30, 2009	December 31, 2008
ASSETS	(Unaudited)
Current Assets
Cash and cash equivalents	$3,034,044	$1,427,588
Accounts receivable
Client reimbursed costs	4,597,526	26,147,837
Fee income, net	21,889,787	11,807,293
Unbilled receivables	7,808,878	11,210,565
Total accounts receivable	34,296,191	49,165,695
Prepaid expenses	132,811	46,939
Total current assets	37,463,046	50,640,222
Property and Equipment, net	4,394,531	3,154,623
Total assets	$41,857,577	$53,794,845
LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY
Current Liabilities
Accounts payable – reimbursed client costs	$4,597,526	$20,425,337
Accounts payable	1,404,644	742,601
Accrued compensation	2,066,788	2,207,094
Accrued expenses	1,827,562	976,643
Current portion of capital lease obligations	48,113	217,095
Deferred revenue	263,900	263,900
Due to related party	80,594	25,035
Note payable	2,448,000	—
Line of credit	10,873,599	—
Current portion of deferred rent	974,904	821,464
Total current liabilities	24,585,630	25,679,169
Deferred rent, less current portion	93,246	137,859
Capital lease obligation, less current portion	485,277	512,168
Total liabilities	25,164,153	26,329,196
Commitment and contingencies
Common stock	1,000	1,000
Retained earnings	7,646,028	7,608,920
Member's equity	9,046,396	19,855,729
Total stockholder's and member's equity	16,693,424	27,465,649
Total liabilities, stockholder's and member's equity	$41,857,577	$53,794,845

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF INCOME

	For the Nine Months Ended September 30, 2009	For the Nine Months Ended September 30, 2008	For the Three Months Ended September 30, 2009	For the Three Months Ended September 30, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$189,770,734	$146,329,545	$73,004,323	$50,634,759
Operating expenses:
Direct operating & other expenses	17,474,873	11,563,845	6,200,278	4,614,449
Client reimbursed costs	100,811,738	69,167,390	45,014,958	27,541,750
Compensation related expenses	29,914,400	29,991,149	8,275,986	12,609,905
Depreciation expense	776,074	858,909	265,918	286,303
Interest expense	194,883	59,725	103,618	38,044
Total operating expenses	149,171,968	111,554,293	59,860,758	45,090,451
Net Income	$40,598,406	$34,688,527	$13,143,565	$5,544,308

DJS PROCESSING DIVISION AND ITS COMBINED AFFILIATES
(A Division of The Law Offices of David J. Stern, P.A.)

COMBINED CARVE OUT STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30, 2009	For the Nine Months Ended September 30, 2008
	(Unaudited)	(Unaudited)
Cash Flows From Operating Activities
Net income	$40,598,406	$34,688,527
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	776,074	858,909
Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable – client reimbursed costs	21,550,311	(5,026,316)
Fee income receivable, net	(10,082,494)	(1,644,837)
Unbilled receivable	3,401,687	(1,004,092)
Prepaid expenses	(85,872)	(424,367)
Accounts payable – client reimbursed costs	(15,827,811	9,690,536
Accounts payable	662,043	919,010
Accrued expenses	850,921	441,571
Accrued compensation	(140,306)	357,152
Deferred rent	108,827	-
Net cash provided by operating activities	41,811,786	38,851,695
Cash Flows From Investing Activities
Purchase of property and equipment	(2,015,984)	(2,331,885)
Net cash flow used for investing activities	(2,015,984)	(2,331,885)
Cash Flows From Financing Activities
Net advance from related party	55,559	(853)
Advances on line of credit	10,873,599	—
Advances on note payable	2,448,000	—
Principal payments on capital lease obligations	(195,874)	—
Distributions	(51,370,630)	(36,507,112)
Net cash flow used for financing activities	(38,189,346)	(36,507,965)
Net change in cash and cash equivalents	1,606,456	11,845
Cash and cash equivalents, beginning of period	1,427,588	978,766
Cash and cash equivalents, end of period	$3,034,044	$990,611
Supplemental Disclosures of Cash Flow Information
Cash payments for interest	$194,883	$38,044

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